Forefront Diagnostics, Inc.

October 23, 2003

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Forefront Diagnostics, Inc.

Withdrawal of Registration Statement

Form RW

To Whom It May Concern:

This letter is to advise that Forefront Diagnostics, Inc. is withdrawing the following Registration Statement:

Forefront Diagnostics, Inc.

Form S-4 Registration Statement

File Number 333-107078-23

Forefront Diagnostics, Inc. is no longer a direct or indirect subsidiary of Apogent Technologies Inc. and is no longer a guarantor of the 6½% Senior Subordinated Notes covered by the registration statement(s) of Apogent Technologies Inc. and its continuing guarantor subsidiaries. The related registration statement(s) of Apogent Technologies Inc. and its continuing guarantor subsidiaries is not being withdrawn. No securities of Forefront Diagnostics, Inc. were sold or will be sold in the offering.

Please advise if there are any questions.

Very truly yours,

/s/ Michael K. Bresson

Michael K. Bresson Agent for Service